

05075247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K



SEC MAIL PROCESSING
RECEIVED
DEC 28 2005
WASH. D.C.
203
SECTION

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 0-3279

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Kimball International, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549

Kimball International, Inc. Retirement Plan

Financial Statements as of June 30, 2005 and 2004 and for the Year Ended June 30, 2005, Supplemental Schedule as of June 30, 2005, and Report of Independent Registered Public Accounting Firm

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

TABLE OF CONTENTS

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Advisory Committee
Kimball International, Inc. Retirement Plan
Jasper, Indiana

We have audited the accompanying statements of net assets available for benefits of the Kimball International, Inc. Retirement Plan (the "Plan") as of June 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2005 and 2004, and changes in net assets available for benefits for the year ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 13, 2005

Member of
Deloitte Touche Tohmatsu

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2005 AND 2004

	2005	2004
ASSETS:		
Investments—at fair value:		
Mutual funds	$297,838,749	$281,229,825
Common/collective fund	28,517,721	32,411,447
Kimball stock fund	2,935,751	3,140,448
Participant loans	5,787,566	6,289,242
Total investments	335,079,787	323,070,962
Receivable from Kimball International, Inc.	1,253,984	1,916,106
NET ASSETS AVAILABLE FOR BENEFITS	$336,333,771	$324,987,068

See notes to financial statements.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JUNE 30, 2005

ADDITIONS:	
Contributions:	
Employer	$ 1,255,329
Employee	12,108,779
Investment income:	
Interest and dividends	9,595,848
Net appreciation in fair value of investments	16,306,264
Total additions	39,266,220
DEDUCTIONS:	
Payments to participants or their beneficiaries	27,859,472
Loans deemed distributed to participants	17,995
Administrative expenses	42,050
Total deductions	27,919,517
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	11,346,703
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	324,987,068
End of year	$ 336,333,771

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Kimball International, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established effective January 1, 1952.

General—The Plan is a defined contribution retirement plan covering all eligible employees of Kimball International, Inc. and its participating affiliates (the "Company"). Employees are generally eligible to participate after six months of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA"), as amended.

The governing body for administration of the Plan is the Kimball International, Inc. Retirement Advisory Committee. The trustee for the Plan is The Vanguard Group, Inc. (the "Trustee").

Participant Accounts—Each participant's account is credited with his or her contributions and an allocation of Company discretionary contributions and investment income or loss. Allocations of Plan earnings and losses are based on individual account balances relative to the total account balances as of the valuation dates. Allocations of the Company's discretionary contributions are based on the ratio of compensation paid to the participant to total compensation paid to all participants.

Contributions—Participants may elect to contribute up to 25% of their compensation subject to certain limitations. Employees are automatically enrolled in the Plan with a 3% payroll reduction unless the employee submits an electronic form to decline participation or change the contribution percentage. The Plan provides for the Company to contribute at its discretion an amount not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in Code Section 404(a). Discretionary contributions are authorized by the Company's Board of Directors. Participants may direct the investment of their contributions, and the Company's discretionary contributions, into various investment options offered by the Plan. Currently, the Plan offers eleven mutual funds, one common/collective trust fund, and Company stock ("Kimball stock fund") as investment options for participants.

The Kimball stock fund is a unitized stock fund. The purpose of a unitized stock fund is to permit participants to initiate interfund transfers on any given day without the market risk of settlement delays. The assets of the fund consist primarily of Company common stock and cash necessary to meet daily liquidity requirements.

Each participant is entitled to exercise voting rights attributable to the shares of the Company allocated to their account. The Trustee notifies the participant prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the non-directed votes in proportion to the voting of shares for which participant direction was received.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Employer contributions become fully vested at a participant's attainment of age 65, retirement age as defined in the Plan, his or her death while an employee, his or her becoming disabled while an employee, a complete discontinuance of contributions under the Plan, or upon partial or full termination of the Plan. Otherwise, the participant's vested interest in employer contributions and allocated amounts of investment income or loss, if any, is based upon years of service as follows:

Full Years of Credited Service	Percentage Vested Interest
Fewer than 1	0 %
1 but fewer than 2	10
2 but fewer than 3	20
3 but fewer than 4	30
4 but fewer than 5	40
5 or more	100

Forfeitures—Any amount forfeited by participants is generally used to reduce employer discretionary contributions. Forfeited nonvested accounts totaled $260,489 and $209,498 as of June 30, 2005 and 2004, respectively. During 2005, employer contributions were reduced by $250,000 from forfeited nonvested accounts.

Benefits—Upon termination of employment or attainment of normal retirement age, a participant may elect to receive either (1) a lump sum amount equal to the value of the participant's vested interest in his or her account, or (2) annual installments paid over a specified period of time. Upon the death of a participant, his or her beneficiary receives the value of the vested interest in his or her account as a lump sum distribution. Withdrawals of a participant's account during the participant's employment are limited to financial requirements meeting the hardship provisions of the Plan, attainment of age 59 ½, or through borrowings under the loan provisions of the Plan. Additionally, participants that attain age 55 and whose age and years of service total 85 can elect to withdraw employer contributions while being employed by the Company.

Participant Loans—Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance (subject to the provisions of the Plan). Each participant must be an active employee and may have only one loan outstanding from the Plan at any time. Loans are to be repaid over a term not to exceed five years, or ten years for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear a fixed interest rate, which is generally prime plus 2% as determined on the first business day of the quarter during which the loan is made. Interest rates range from 6% to 8.75% as of June 30, 2005. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses—Expenses to administer the Plan are paid by the Company. Certain loan administration fees are paid from the individual participant accounts.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan invests in various securities including shares of mutual funds, common/collective funds and corporate stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition—Investments are carried at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses realized upon the sale of a security are calculated by the average cost method. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. Participant loans are carried at cost which approximates fair value.

Payment of Benefits—Benefit payments are recorded when paid.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

4. INVESTMENTS

The following investments represent 5% or more of the Plan assets at June 30:

	2005	2004
Vanguard Life Strategy Growth Fund	$ 30,037,089	$ 28,728,889
Vanguard 500 Index Fund	28,360,467	27,151,116
Vanguard Retirement Savings Trust	28,517,721	32,411,447
Vanguard Total Bond Market Index Fund	29,473,888	28,839,126
Vanguard Life Strategy Moderate Growth Fund	121,405,014	116,698,731
Vanguard Windsor II Fund	21,027,842	18,294,295

During the year ended June 30, 2005, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

Kimball stock fund	$ (295,662)
Mutual funds	16,601,926
Total	$16,306,264

5. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are mutual and common/collective funds which are managed by The Vanguard Group, Inc., the trustee for the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, the investment transactions involving the Company's common stock qualify as party-in-interest transactions.

6. TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $41,931,590 and $36,970,954 as of June 30, 2005 and 2004, respectively.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated January 14, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and as a result, no provision for taxes has been recorded in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 35-0514506
PN: 001
JUNE 30, 2005

	Identity of Issue, Borrower, or Similar Party	Fair Value
	MUTAL FUNDS:	
	American Funds Growth Fund	$ 10,644,591
	Artisan Small Cap Value Fund	14,664,588
*	Vanguard 500 Index Fund	28,360,467
*	Vanguard Explorer Fund	12,211,682
*	Vanguard International Growth Fund	8,450,782
*	Vanguard LifeStrategy Conservative Growth Fund	12,637,117
*	Vanguard LifeStrategy Growth Fund	30,037,089
*	Vanguard LifeStrategy Income Fund	8,925,689
*	Vanguard LifeStrategy Moderate Growth Fund	121,405,014
*	Vanguard Total Bond Market Index Fund	29,473,888
*	Vanguard Windsor II Fund	21,027,842
	Total mutual funds	297,838,749
	COMMON/COLLECTIVE FUND—	
*	Vanguard Retirement Savings Trust	28,517,721
	CORPORATE STOCK—	
*	Kimball Stock Fund	2,935,751
	PARTICIPANT LOANS—	
*	Participant loans—interest rates ranging from 6% to 8.75% and mature at various dates through 2013	5,787,566
	TOTAL	$335,079,787

* Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

By: 

JOHN H. KAHLE
Member, Retirement Plan Advisory Committee

Date: December 22, 2005

Kimball International, Inc. Retirement Plan
Exhibit Index

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, Dated December 21, 2005

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-56048 of Kimball International, Inc. on Form S-8 of our report dated December 13, 2005 appearing in the Annual Report on Form 11-K of the Kimball International, Inc. Retirement Plan for the year ended June 30, 2005.

Deloitte & Touche LLP

Indianapolis, Indiana
December 21, 2005